FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005

                                 DRYSHIPS, INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]        No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips, Inc. on August 25, 2005

Exhibit 1


                 DRYSHIPS INC. TAKES DELIVERY OF ITS 27th VESSEL

August 25, 2005 ATHENS, Greece - DryShips Inc. (Nasdaq: DRYS), announced today that it has taken delivery of the 27th vessel of its fleet, which was the last of the 10 Additional Vessels that the company had acquired.

M.V. "Conrad Oldendorff", a 2002 built 76,623 dwt Panamax bulkcarrier, was delivered to DryShips Inc. on Monday 22nd August and immediately went on charter to Oldendorff Carriers Gmbh & Co. KG at a daily timecharter rate of $42,000.

It was intended that DryShips rename the vessel to M.V. "Mendocino", however at the request of the charterers the Company has agreed to retain the name "Conrad Oldendorff".

Mr. George Economou, Chairman and Chief Executive Officer of DryShips stated that: "We are pleased to have taken delivery of "Conrad Oldendorff" and to have completed our initial investment program of 21 vessels. Out fleet now consists of 27 dry bulk carriers with a total capacity of 2.3 million dwt and an average age of 10 years. We are the second largest Panamax operators in the world. The addition of "Conrad Oldendorff" to our fleet will provide the Company with stable and profitable earnings under her present charter".

UPDATED FLEET PROFILE
The DryShips fleet consists of the following vessels as of 8/25/2005:

-------------------------------------------------------------------------------
 Vessel Name                 Type                          DWT      Year Built
CAPESIZE
Manasota                     Capesize                  171,061            2004
Alameda                      Capesize                  170,662            2001
Shibumi                      Capesize                  166,058            1984
Netadola                     Capesize                  149,475            1993
-------------------------------------------------------------------------------
Total Capesize                     4                   657,256
-------------------------------------------------------------------------------
PANAMAX
Conrad Oldendorff            Panamax                    76,623            2002
Coronado                     Panamax                    75,706            2000
Waikiki                      Panamax                    75,473            1995
Mostoles                     Panamax                    75,395            1981
Linda Oldendorff             Panamax                    75,100            1995
Sonoma                       Panamax                    74,786            2001
Catalina                     Panamax                    74,432            2005
Ocean Crystal                Panamax                    73,688            1999
Belmonte                     Panamax                    73,601            2004
Toro                         Panamax                    73,034            1995
Xanadu                       Panamax                    72,270            1999
La Jolla                     Panamax                    72,126            1997
Lacerta                      Panamax                    71,862            1994
Panormos                     Panamax                    71,747            1995
Paragon                      Panamax                    71,259            1995
Iguana                       Panamax                    70,349            1996
Daytona                      Panamax                    69,703            1989
Lanikai                      Panamax                    68,676            1988
Tonga                        Panamax                    66,798            1984
Flecha                       Panamax                    65,081            1982
Striggla                     Panamax                    64,747            1982
-------------------------------------------------------------------------------
Total Panamax                      21                1,512,456
-------------------------------------------------------------------------------


HANDYMAX
-------------------------------------------------------------------------------
Alona                        Handymax                   48,640            2002
-------------------------------------------------------------------------------
Matira                       Handymax                   45,863            1994
-------------------------------------------------------------------------------
Total Handymax                     2                    94,503
-------------------------------------------------------------------------------
Grand Total                        27                2,264,215
-------------------------------------------------------------------------------

About DryShips Inc.
-------------------

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns and operates a fleet of 27 drybulk carriers -4 Capesize, 21 Panamax and 2 Handymax vessels- with a combined deadweight tonnage of approximately 2.3 million. It is the second largest Panamax operator in the world. DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS". Risks and uncertainties are described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Forward-Looking Statement
-------------------------

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

                      Visit our website at www.dryships.com
--------------------------------------------------------------------------------
Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.gr
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)




Dated:  August 25, 2005                         By /s/ Christopher Thomas
                                                   ---------------------------
                                                       Christopher Thomas
                                                       Chief Financial Officer









23113.0002 #597501